SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

      Commission File Number 1-13270

NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q[_]
Form N-SAR

      For Period Ended: June 30, 2003

    [_]        Transition Report on Form 10-K

    [_]        Transition Report on Form 20-F

    [_]        Transition Report on Form 11-K

    [_]        Transition Report on Form 10-Q

    [_]        Transition Report on Form N-SAR

      For the Transition Period Ended:______________________________________

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I

REGISTRANT INFORMATION

Full name of registrant Flotek Industries, Inc.

Former name if applicable

Address of principal executive office (Street and number)

7030 Empire Central Drive

City, state and zip code Houston, Texas 77040

PART II

RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

| (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or | expense; | | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will

[X]	| be filed on or before the 15th calendar day following the | prescribed due date; or the subject quarterly report or | transition report on Form 10-Q, or portion thereof will be filed | on or before the fifth calendar day following the prescribed due | date; and | | (c) The accountant’s statement or other exhibit required by Rule | 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

        Flotek Industries, Inc. has filed this extension because the Company is reporting discontinued operations in the June 30, 2003 10-QSB and more time is needed for auditor review of this disclosure.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jerry D. Dumas, Sr. 713-849-9911

    (Name)        (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [_] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003 /s/ Jerry D. Dumas, Sr. ————————————————— Jerry D. Dumas, Sr. Chief Executive Officer